SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

METRON TECHNOLOGY N.V.

(Name of Issuer)

Common Shares, par value € 0.44 per share

(Title of Class of Securities)

N5665B105

(CUSIP Number)

Entegris, Inc.

3500 Lyman Boulevard

Chaska, MN 55318

(952) 556-3131

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 16, 2004

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g)), check the following box  ☒.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. N5665B105	13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Entegris, Inc. FEIN 41-1941551
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0 8 SHARED VOTING POWER: 1,052,887 9 SOLE DISPOSITIVE POWER: 0 10 SHARED DISPOSITIVE POWER: 1,052,887

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 1,052,887
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.2%
14	TYPE OF REPORTING PERSON: CO

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common shares, par value € 0.44 per share (“Common Shares”), of Metron Technology N.V., a company organized under the laws of The Netherlands (“Metron” or “Issuer”). The principal executive offices of Metron are located at 4425 Fortran Drive, San Jose, California 95134.

Item 2. Identity and Background

The name of the entity filing this Statement is Entegris, Inc., a Minnesota corporation. Entegris, Inc.’s principal business address is 3500 Lyman Boulevard, Chaska, MN 55318. Its principal business is the manufacture of products used primarily by the semiconductor and data storage industries. During the past five years, Entegris, Inc. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to civil proceedings of a judicial or administrative body of competent jurisdiction as a result of which Entegris, Inc. was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Entegris, Inc. has been the beneficial owner and record holder of shares of Metron common shares since Metron’s initial public offering in November 1999, prior to which Entegris, Inc. held common shares of Metron as a founding shareholder. With respect to such ownership Entegris, Inc. has previously filed a Schedule 13G, pursuant to Rule 13d-1(d).

The Voting Agreement and Proxy described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference) was entered into by Entegris, Inc. and Applied Materials, Inc., a Delaware corporation (“Applied”) as an inducement to Applied to enter into the Purchase Agreement described in Item 4 of this Statement. Entegris, Inc. did not receive additional consideration from Applied in connection with the execution and delivery of the Voting Agreement and Proxy. In addition, Entegris, Inc. granted Applied an irrevocable proxy for the purpose of voting the shares of Metron common shares covered by the Voting Agreement and Proxy.

Item 4. Purpose of Transaction

(a) – (c) This filing on Schedule 13D has been made because Entegris, Inc. has entered into a Voting Agreement and Proxy with Applied as an inducement to Applied to enter into the Purchase Agreement (as described below), and thus Entegris, Inc. may be deemed to hold shares of Metron common shares with a purpose or effect of changing or influencing control of Metron. Entegris, Inc., however, does not concede that it holds shares of Metron common shares with such a purpose or effect.

Pursuant to a Stock and Asset Purchase Agreement, dated as of August 16, 2004, by and between Applied and Metron (the “Purchase Agreement”), upon the terms and subject to the conditions set forth therein (including adoption and approval of the transactions contemplated thereby by the shareholders of Metron and receipt of applicable regulatory approvals), Metron will sell and assign, and Applied will purchase and assume, substantially all of Metron’s assets and liabilities (the “Transaction”).

In connection with the Purchase Agreement, in order to induce Applied to enter into the Purchase Agreement, Applied and certain shareholders of Metron (the “Shareholders”), including Entegris, Inc., entered into Voting Agreement and Proxies, dated August 16, 2004 (the “Voting Agreements”). Pursuant to the Voting Agreements, each of the Shareholders, including Entegris, Inc., irrevocably appointed the directors of Applied as such Shareholder’s lawful attorneys and proxies with respect to certain prescribed matters related to the Transaction. The foregoing proxies provide the directors of Applied the limited right to vote or deliver a consent with respect to each of the shares of Metron common shares beneficially owned by the Shareholders, at every meeting of the shareholders of Metron, and at every adjournment thereof, and in every action or approval by written consent of the shareholders of Metron in lieu of such a meeting with respect to any of the following: (i) in favor of the adoption and approval of (x) the Purchase Agreement, the Transaction and the other matters contemplated by the Purchase Agreement, (y) any matter in furtherance of the Transaction and any of the other transactions contemplated by the Purchase Agreement and the Voting Agreements, and (z) the waiver of any notice to Shareholder that may have been or may be required relating to the Transaction or any of the other transactions contemplated by the Purchase Agreement or the Voting Agreements, and (ii) against any (x) Company Takeover Proposal (as defined in the Purchase Agreement) made by any person other than Applied, without regard to any recommendation from Metron’s Boards of Directors to shareholders concerning such Company Takeover Proposal, and without regard to the terms of such Company Takeover Proposal, (y) any agreement, amendment of any agreement (including Metron’s articles of association or other organizational documents), or any other action that is intended or could reasonably be expected to prevent, impede, interfere with, delay, postpone, or discourage the Transaction and any of the other transactions contemplated by the Purchase Agreement or the Voting Agreements, and (z) any action, agreement, transaction or proposal that would result in a material breach of any representation, warranty, covenant, agreement or other obligation of Metron, the Purchased Companies or their Subsidiaries (each as defined in the Purchase Agreement) in the Purchase Agreement.

A copy of the Voting Agreement and Proxy by and between Entegris, Inc. and Applied Materials, Inc. is attached hereto as Exhibit 2.1 and the description of the Voting Agreements contained herein is qualified in its entirety by reference to Exhibit 2.1, which is incorporated herein by reference.

(d) Other than as described in this Schedule 13D, not applicable.

(e) – (f) The Purchase Agreement restricts Metron from, among other matters, engaging in certain transactions, including extraordinary corporate transactions (other than the Transaction), making acquisitions, selling assets, incurring indebtedness, changing its capitalization and paying dividends and otherwise requires Metron to operate in the ordinary course of business.

(g) Not applicable.

(h) As soon as practicable following the consummation of the Transaction, Metron intends to wind up its affairs, including delisting its securities from NASDAQ, liquidating and dissolving.

(i) As soon as practicable following the consummation of the Transaction, Metron intends to wind up its affairs, including delisting its securities from NASDAQ, liquidating and dissolving.

(j) Other than as described in this Schedule 13D, not applicable.

Item 5. Interest in Securities of the Issuer

(a) – (b) As a result of the Voting Agreement and Proxy, Entegris, Inc. has shared power to vote an aggregate of 1,052,8871 shares of Metron common shares and has agreed with Applied that Entegris, Inc. will vote its shares of Metron common shares as described in item 4 above. The Voting Agreement and Proxy also provides that Entegris, Inc. will not to transfer its shares of Metron common shares, except in limited circumstances. The aggregate number of shares of Metron common shares which Entegris, Inc. has the shared power to be voted as described in Item 4 above constitutes approximately 8.2% of the issued and outstanding shares of Metron common shares as of July 31, 2004, which, according to Metron’s Annual Report on Form 10-K as filed on August 12, 2004, was 12,831,996.

[1]	Consists of 1,052,887 shares held by Entegris, Inc.

Except as set forth in this Schedule 13D, Entegris, Inc. does not beneficially own any shares of Metron common shares. Entegris, Inc.’s principal business address is 3500 Lyman Boulevard, Chaska, MN 55318. Its principal business is the manufacture of products used primarily by the semiconductor and data storage industries. During the past five years, Entegris, Inc. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to civil proceedings of a judicial or administrative body of competent jurisdiction as a result of which Entegris, Inc. was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c) Entegris, Inc. has not affected any transaction in Metron common shares during the past 60 days, except as disclosed herein.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Voting Agreement and Proxy, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material To Be Filed As Exhibits

EXHIBIT NO.	DESCRIPTION
2.1	Voting Agreement and Proxy dated as of August 16, 2004 by and between Entegris, Inc. and Applied Materials, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 26, 2004	ENTEGRIS, INC.

	By:	/s/ John D. Villas
John D. Villas
Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
2.1	Voting Agreement and Proxy dated as of August 16, 2004 by and between Entegris, Inc. and Applied Materials, Inc.